

Mail Stop 3561

March 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. John Wobensmith.
Chief Financial Officer
Genco Shipping and Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

> **Re: Genco Shipping and Trading Limited**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-51442**

Dear Mr. Wobensmith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief